FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE
Communication of Relevant Information
Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).
I.
In relation to non-voting convertible Class B shares issued by a capital increase against in-kind contributions[1], PRISA has granted a public deed formalizing (i) the conversion of 5,701,784 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement, and (ii) the issuance of 1,495,350 new Class A shares for the payment of the minimum dividend accrued until the conversion[2]. This public deed has been recorded in the Registry of Commerce of Madrid, on June 24th, 2013, entry 444.

II.
In relation to the Warrants issued by the capital increase for cash consideration[3], PRISA has granted a public deed formalizing the implementation of the capital increase, in the 30th window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on June 24th, 2013, entry 445. The total number of Warrants that have been exercised is 127, which have given place to the subscription of 127 new Class A common shares, issued on an exercise price of 2.00€ per share. After conversion in this 30th window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 12 windows of execution (up to June 2014), at an exercise price in all of them of 2.00€ per share.

________________________________________________
1 Capital increase agreement against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV).

2 Amendment of minimum dividend rules for preferred non-voting convertible Class B shares and share capital increase by tranches, approved by the General Extraordinary Shareholders Meeting of PRISA held on 30th June 2012, reported by Relevant Information dated June 30, 2012 (Registration No.168774 on CNMV).

3 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

PRISA share capital, after this operations amounts 99,681,391.90€ represented by: (a) 680,559,843 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 680,559,843 and (b) 316,254,076 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 316,254,076.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, June 27th 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 27th, 2013	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors